Exhibit 10.2

CONFIDENTIAL

SUMMARY OF PROPOSED TERMS

This Summary of Proposed Terms (this “Term Sheet”) sets forth our current proposal with regard to a business combination between Ra Medical Systems, Inc. (“Ra Medical”) and Catheter Precision Inc. (“Catheter Precision”) (the “Transaction”). This Summary of Proposed Terms is an expression of intent only, does not express the final agreement of the parties, is not meant to be binding on the parties now or at any point in time in the future (other than as expressly set forth below), and is meant solely to be used as a guide for the parties in preparing the Definitive Agreement (defined below).The parties acknowledge that they must complete negotiations on the points set forth in this Summary of Proposed Terms as well as on points well beyond the scope of this Summary of Proposed Terms, which negotiations may also cause the terms set forth in this Summary of Proposed Terms to change. Accordingly, other than the sections below entitled Fees and Expenses, Confidentiality and Exclusivity, which shall be binding upon the parties, the parties do not intend to be bound unless and until they enter into a definitive written agreement providing for consummation of the proposed Transaction (the “Definitive Agreement”).

Form of Transaction:

Ra Medical proposes to acquire 100% of the outstanding equity interests of Catheter Precision, which acquisition is currently intended to be effected by means of reverse triangular merger of a wholly owned subsidiary (“Merger Sub”) of Ra Medical with and into Catheter Precision, with Catheter Precision as the surviving corporation and a wholly owned subsidiary of Ra Medical.

This term sheet contemplates the implementation of a simultaneous sign and close, subject to confirmation from NYSE American that the transaction will not violate or otherwise be subject to Sections 101(e), 341, 712, 713 and 1003 of the Listed Company Manual.

The parties intend for the Transaction to be structured as tax-free (which may be accomplished through a § 351 exchange or tax free reorganization).

Post-Closing Ownership Allocations and Underlying Assumptions:

At the closing of the Transaction (the “Closing”), each outstanding share of Catheter Precision capital stock will be exchanged for shares of Ra Medical common stock and non-voting convertible preferred stock (“Merger Shares”).

The aggregate number of shares of Ra Medical common stock and the terms of the preferred stock to be issued to Catheter Precision equityholders and debt holders at the Closing shall not result, as determined in accordance with the rules of the NYSE American Exchange, in the issuance or potential issuance of Ra Medical common stock in excess of 19.9% of the total number of shares of Ra Medical common stock outstanding at Closing (before giving effect to the Transaction) (the “Ra Medical Common Cap”). The balance of any shares to be issued to the Catheter Precision equityholders in excess of the Ra Medical Common Cap shall be issued in shares of Ra Medical non-voting convertible preferred stock, in accordance with the total percentage and valuations as listed in the paragraphs below, which are shown on an if converted basis.

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At the effective time of the Transaction, Exhibit A illustrates that (i) the equity and debt holders of Catheter Precision immediately prior to the Closing (including all option holders and warrant holders) will own 83.3% of the equity of Ra Medical on a fully diluted basis and (ii) the equity holders of Ra Medical (including in-the-money option holders and in-the-money warrant holders) will own 16.7% of the equity of Ra Medical on a fully diluted basis, calculated via the Treasury Stock Method.

For the avoidance of doubt, the fully-diluted equity of Ra Medical, calculated via the Treasury Stock Method, would be determined excluding out-of-the-money options and out-of-the-money warrants of Ra Medical but giving effect to the acceleration of Ra Medical options at Closing. The foregoing ownership percentages and the calculation of the exchange ratio are based upon the following formulation (without taking into account the Concurrent Investment): (i) an agreed valuation for Catheter Precision of $50.0 million (“Catheter Precision Valuation”); and (ii) an agreed valuation of Ra Medical of $10.0 million (the “Ra Medical Valuation”).

With respect to Ra Medical, the Ra Medical Valuation shall be further adjusted on a dollar for dollar basis to capture any net proceeds received from the sale of the Legacy Assets prior to Closing.

Ra Medical Legacy Assets (Pre-Closing):

In connection with the proposed Transaction, Ra Medical has the option to sell or license prior to the Closing its legacy Ra Medical assets, technology and intellectual property (the “Legacy Assets”) that were not factored into the ownership percentage calculations set forth on Exhibit A.  It is understood that consideration received by or due to Ra Medical in any such sale or license of the Legacy Assets entered into prior to the Closing net of known monetary liabilities relating to such transaction, would be added to Ra Medical’s Valuation (as described above). The foregoing is subject to the requirement that any such sale not result in any other provision hereof not being satisfied.

Board Composition, (Post-Closing):

Following the Closing, the combined company board of directors would consist of such number of members to be agreed upon by the parties, in compliance with NYSE American requirements. For the sake of clarity, NYSE American will require that Ra Medical board members retain the majority of the pro-forma combined company board positions in order to approve the transaction.

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Stockholder Approval (Preferred Stock Conversion):

As soon as reasonably practicable following the Closing, and subject to receipt of all required information from Catheter Precision (including required financial statements), Ra Medical would file a resale registration statement for the shares of common stock issued at the Closing and upon any conversion of preferred stock issued at the Closing, and a proxy statement (the “Proxy”) to obtain approval of the conversion of the preferred stock, and promptly following resolution of any SEC comments on the Proxy, Ra Medical would hold a meeting of its stockholders to approve the conversion of the Preferred Stock into common stock and other matters, including a reverse split if approved by the board of directors of Ra Medical.

Conditions to Execution of Definitive Agreement and Closing:	Satisfactory completion of due diligence by both parties.

Satisfactory negotiation of the Definitive Agreement, including customary provisions for a transaction of this nature and as set forth herein.

Approval of the proposed Transaction by the board of directors of Catheter Precision and Ra Medical and by the stockholders of Catheter Precision and Merger Sub.

Ra Medical to deliver minimum of $5.0 million of Net Cash at closing. “Net Cash” shall be defined as: unrestricted free cash assets of such party minus (x) total short & long term liabilities accrued at Closing pursuant to GAAP (including fees and expenses incurred with respect to the Transaction), (y) the cash cost of change in control payments that have to be paid by a party in connection with, or at the time of, the Closing and/or the termination of its then employees (if any), and plus (z) solely with respect to Client, (a) prepaid expenses, and (b) any net proceeds received from the sale of the Legacy Assets prior to Closing.

Approval by NYSE American of the issuance of the Merger Shares and the continued listing of the post-merger entity..

Ra Medical shall have been determined not to be a shell company under SEC Rules.

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Representations & Warranties, Covenants	The Definitive Agreement would contain representations, warranties and covenants typical for a transaction of this nature.

The representations and warranties would not survive the Closing, and there would be no escrow or price adjustments for any breaches of the representations, warranties and covenants of either party following the Closing.

Lock Ups

The continuing executive officers and members of the Board of Directors of Catheter Precision and Ra Medical will agree to a 180-day lock up post transaction.  In addition, the existing major investors of Catheter Precision (to be identified) will be required to sign a similar lock up agreement.

Personnel Considerations:

Catheter Precision and Ra Medical will each work together to determine the composition of the senior management consistent with NYSE American requirements. For the sake of clarity, NYSE American requires certain selected Ra Medical positions including Chief Executive Officer and Chief Financial Officer to retain their positions at closing.

Fees and Expenses:

Except as otherwise expressly agreed upon by the parties, each of Catheter Precision and Ra Medical shall each be responsible for and bear all of its own costs and expenses incurred in connection with the Transaction.

Confidentiality:

The existence and the terms of this Term Sheet and the negotiations and discussions in connection herewith shall be treated as “confidential information” as defined in and pursuant to that certain letter agreement by and between Ra Medical and Catheter Precision dated as of June 15th, 2022.

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Exclusivity:

Ra Medical and Catheter Precision hereby agree that, unless negotiations between Catheter Precision and Ra Medical are terminated earlier by mutual written agreement, each party shall have the exclusive right to negotiate the Transaction proposed herein or any similar transaction with the other party for a period (the "Exclusivity Period") commencing on the date hereof and terminating at such time when Catheter Precision or Ra Medical delivers written notice of such termination to the other (a "Termination Notice"), provided that no Termination Notice shall be effective prior to the 30th day following the execution of this Term Sheet, other than solely with respect to a Termination Notice by Ra Medical at or after the time at which Catheter Precision reduces, or proposes a reduction in the Ra Medical Valuation relative to the Catheter Precision Valuation, resulting in a reduction in the ownership split (as to the Ra Medical equityholders) as determined based upon the formulations in section “Post-Closing Ownership Allocations and Underlying Assumptions”. During the Exclusivity Period, neither Ra Medical nor Catheter Precision and none of their respective officers, directors or agents shall, directly or indirectly (including, without limitation, through any investment banker, attorney or accountant retained by or on behalf of any such person), (a) solicit, initiate or knowingly encourage the submission of any proposal or offer (each of the following, other than pursuant to a sale or license of certain Legacy Assets of Ra Medical, a Concurrent Investment or in connection with exercise, renegotiation or repurchase of existing equity interests or warrants, an "Acquisition Proposal") from any person or entity (including any of its officers, directors, employees, agents and other representatives) relating to any liquidation, dissolution, recapitalization of, merger or consolidation with or into, or acquisition or purchase of any material assets of (other than the sale of inventory in the ordinary course or pursuant to a sale or license of Ra Medical’s Legacy Assets), or any capital stock or other equity security of, such party or any of its subsidiaries or relating to any other similar transaction or combination involving such party or any of its subsidiaries or affiliates (other than in connection with a Concurrent Investment or the exercise or repurchase of existing equity interests), (b) participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect thereto, or (c) otherwise cooperate in any way with, or assist or participate in, knowingly facilitate or encourage any effort or attempt by or enter into an agreement with any other person or entity to do or seek to do any of the foregoing.  Each party further agrees that upon execution of this Term Sheet, such party and each of its shareholders, directors and officers shall immediately cease and cause to be terminated any and all discussions and negotiations with third parties (other than the other party and its representatives) regarding any Acquisition Proposal other than the Transaction or any similar transaction. Each party agrees to notify the other party promptly if such party or its agents receives any solicitations or requests for information regarding any such Acquisition Proposal or if any such Acquisition Proposal is made and the response thereto.

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This Term Sheet is executed and made effective as of the last date set forth below:

Ra Medical Pharmaceuticals, Inc.		Catheter Precision, Inc.

By:	/s/ Will McGuire	By:	/s/ David Jenkins
Name:	Will McGuire	Name:	David Jenkins
Title:	Chief Executive Officer	Title:	Chief Executive Officer

Date:	6/18/2022	Date:	June 18, 2022

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EXHIBIT A

	Catheter Precision	Notes	Ra Medical	Notes	Combined

Capitalization	—		—
Options and Warrants Outstanding	—		—
Ra Medical Net Shared Added from Options / RSU / Warrants Outstanding	—		—
Preferred Shares	1,000,000	a	32,301,149
Common Stock Outstanding	1,000,000		32,301,149	b
Pro Forma Fully Diluted Shares Outstanding
	$50,000,000		$5,000,000		$55,000,000
Pre-Money Enterprise Value	—		$5,000,000		$5,000,000
Total Cash	—		—		—
Debt	$50,000,000		$10,000,000		$60,000,000
Equity Value @ Merger:	$50.00		$0.31		$0.31
Fully Diluted Equity Value Per Share

Effect of Reverse Split
Reverse Split Ratio			1	:1
Shares Outstanding (Post-Split)			32,301,149
Per Share Value	$50.00		$0.31

Post-Transaction Ownership	Catheter Precision		Ra Medical		Combined
Total Shares Outstanding Fully Diluted	161,505,745		32,301,149		193,806,894
% Ownership	83.3%		16.7%		100.0%

Exchange ratio	161.5057

notes:

a. catheter precision illustrative outstanding shares includes all common stock equivalents (common, preferred, warrants, options o/s and available to be issued)

b. Ra medical outstanding shares as of closing calculated on a fully diluted basis

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